Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
RehabCare Group, Inc. 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 33-67944) on Form S-8 of RehabCare Group, Inc. 401(k) Employee Savings Plan (the Plan) of our report dated June 17, 2009, with respect to the statements of net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of RehabCare Group, Inc. 401(k) Employee Savings Plan.

/s/ KPMG LLP

St. Louis, Missouri
June 17, 2009